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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                  Viseon, Inc.
                           -------------------------
                                (Name of Issuer)

                                  Common Stock
                           -------------------------
                         (Title of Class of Securities)

                                   928297 10 0
                                 (CUSIP Number)

                              As of April 14, 2004
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)










The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                     Page 2 of 5





1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  Henry F. Harris, Sr.
                  SS #



2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)               [  ]
         (b)               [  ]


3)       SEC Use Only


4)       Citizenship or Place of Organization                 United States


Number of         5)  Sole Voting Power                      4,250,000
Shares
                  --------------------------------------------------------------
Beneficially
Owned             6)  Shared Voting Power                            0
by Each
                  --------------------------------------------------------------
Reporting
Person            7)  Sole Dispositive Power                 4,250,000
With
                  --------------------------------------------------------------

                  8)  Shared Dispositive Power                 250,000


9)       Aggregate Amount Beneficially

         Owned by Each Reporting Person                      4,500,000


10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)               [  ]


11)      Percent of Class Represented by Amount in Row (9)       18.6%


12)      Type of Reporting Persons (See Instructions)              IN
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                                                                     Page 3 of 5





ITEM 1.

         (a)      Name of issuer:

                  Viseon, Inc.

         (b)      Address of issuer's principal executive offices:

                  8445 Freeport Parkway, Suite 245
                  Irving, TX  75063


ITEM 2.

         (a)      Name of Person Filing:

                  Henry F. Harris, Sr.

         (b)      Address of Principal Business Office:

                  575 E. Evergreen Avenue,
                  Wyndmoor, Pennsylvania  19038

         (c)      Citizenship:

                  United States of America.

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      CUSIP Number

                  928297 10 0
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                                                                     Page 4 of 5





ITEM 4.           OWNERSHIP.

(a)      Amount beneficially owned:                                                           4,500,000*/**
(b)      Percent of class:                                                                           18.6%
(c)      Number of shares as to which such person has:
         (i)      Sole power to vote or to direct the vote:                                      4,250,000
         (ii)     Shared power to vote or to direct the vote:                                            0
         (iii)    Sole power to dispose or to direct the disposition of:                         4,250,000
         (iv)     Shared power to dispose or to direct the disposition of:                      250,000***

-----------

* Consists of: (1) 2,000,000 shares owned directly by Mr. Harris; (2) 1,000,000 shares issuable upon the exercise of warrants; (3) 1,000,000 shares issuable upon the conversion of convertible preferred stock; (4) 250,000 shares held in a grantor retained annuity trust of which Mr. Harris is the trustee and beneficiary; and (5) 250,000 shares held in a grantor retained annuity trust of which Mr. Harris is beneficiary but not trustee.

** On April 14, 2004, Mr. Harris purchased from the issuer in a private transaction 40 Units, each Unit consisting of one share of Series A Convertible Preferred Stock convertible into 25,000 shares of common stock, one Series A-1 Warrant to purchase 12,500 shares of common stock, and one Series A-2 Warrant to purchase 12,500 shares of common stock.

*** Shares held in the grantor retained annuity trust of which Mr. Harris is beneficiary but not trustee.
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                                                                     Page 5 of 5





                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G, Amendment No. 1 is true, complete and correct.

Dated:  July 8, 2004

                                                  /s/ Henry F. Harris, Sr.
                                                  ------------------------------
                                                  Henry F. Harris, Sr.